UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5 )

Park-Ohio Holdings Corp.
(Name of Issuer)
Common Stock, $1.00 par value
(Title and Class of Securities)
700666100
(CUSIP Number)
Edward F. Crawford
c/o Park-Ohio Holdings Corp.
23000 Euclid Avenue
Euclid, Ohio 44117
(216) 692-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 12, 2006
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	700666100	Schedule 13D	Page	2	of	6

1	NAME OF REPORTING PERSONS

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Edward F. Crawford

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,298,800

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		129,101

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,298,800

WITH	10	SHARED DISPOSITIVE POWER

		129,101

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,427,901

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.9%

14	TYPE OF REPORTING PERSON*

	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	700666100	Schedule 13D	Page	3	of	6
Item 1. Security and Issuer.
     This Amendment No. 5 to the statement on Schedule 13D amends Items 3, 5 and 6 of the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 18, 1992 and amended by Amendment No. 1 filed on October 27, 1993, Amendment No. 2 filed on January 13, 1995, Amendment No. 3 filed on May 8, 1995 and Amendment No. 4 filed on October 15, 2004, which relate to the common stock (the “Common Stock”) of Park-Ohio Holdings Corp. (the “Issuer”), an Ohio corporation, whose principal executive offices are located at 23000 Euclid Avenue, Cleveland, Ohio 44117.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended and restated in its entirety to read as follows:
     On September 12, 2006, the Issuer granted Edward F. Crawford (“Mr. E. Crawford”) 175,000 shares of restricted stock under the Park-Ohio Holdings Corp. Amended and Restated 1998 Long-Term Incentive Plan (the “Long-Term Incentive Plan”).
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety to read as follows:
     (a) Mr. E. Crawford directly beneficially owns 1,957,824 shares of Common Stock. Mr. E. Crawford may also be deemed to beneficially own: (i) 22,500 shares of Common Stock owned by L’Accent de Provence of which Mr. E. Crawford is President and owner of 25% of its capital stock; (ii) 17,000 shares of Common Stock owned by EFC Properties, Inc. of which Mr. E. Crawford is the President; (iii) 9,500 shares of Common Stock owned by Mr. E. Crawford’s wife as to which Mr. E. Crawford disclaims beneficial ownership; and (iv) 15,643 shares of Common Stock held under the Individual Account Retirement Plan of the Issuer and its subsidiaries as of September 12, 2006. Additionally, Mr. E. Crawford may be deemed to beneficially own, along with his son Matthew V. Crawford, 44,000 shares of Common Stock held by a charitable foundation and 11,700 shares of Common Stock owned by Crawford Container Company and 41,401 shares of Common Stock owned by First Francis Company, Inc. by virtue of his status as a significant shareholder of each company. Mr. E. Crawford has options to acquire, within 60 days of September 12, 2006, an additional 308,333 shares of Common Stock granted to Mr. E. Crawford under the Long-Term Incentive Plan. This does not include an additional 16,667 shares that are not exercisable within 60 days. The 16,667 options become exercisable to the extent of 8,333 of the subject shares at May 2, 2007 and 8,334 of the subject shares at May 2, 2008. Before the exercise of any options, Mr. E. Crawford is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the options. Mr. E. Crawford expressly disclaims beneficial ownership of any of the shares of Common Stock of the Issuer that are purchasable by him upon exercise of his options until such time as Mr. E. Crawford purchases such shares or the options become exercisable within 60 days as described in Rule 13d-3(d). As of the date hereof, Mr. E. Crawford is deemed to beneficially own 20.9%, or 2,427,901 shares, of Common Stock of the Issuer (assuming the exercise of Mr. E. Crawford’s options).

CUSIP No.	700666100	Schedule 13D	Page	4	of	6
     (b) Mr. E. Crawford has sole voting and investment power with respect to the 1,957,824 shares of Common Stock that he directly beneficially owns, 15,643 shares of Common Stock held under the Individual Account Retirement Plan of the Issuer and its subsidiaries, and 17,000 shares of Common Stock owned by EFC Properties, Inc. Mr. E. Crawford also has options to acquire 308,333 additional shares of Common Stock of the Issuer within 60 days of September 12, 2006. Mr. E. Crawford has shared voting and investment power with respect to 22,500 shares of Common Stock owned by L’Accent de Provence, 9,500 shares of Common Stock owned by Mr. E. Crawford’s wife as to which Mr. E. Crawford disclaims beneficial ownership, 44,000 shares of Common Stock held by a charitable foundation, 11,700 shares of Common Stock owned by Crawford Container Company, and 41,401 shares of Common Stock owned by First Francis Company, Inc.
     (c) The following transaction in the shares of Common Stock were effected by Mr. E. Crawford during the past 60 days:

DATE OF TRANSACTION	NUMBER OF SHARES OF COMMON STOCK BOUGHT (SOLD)	PRICE PAID/SHARE
September 12, 2006	175,000	*

*	Grant of restricted stock by the Issuer.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby amended and restated in its entirety to read as follows:
     None other than options disclosed in Item 5 above or as further described below. Mr. E. Crawford was granted 175,000 shares of restricted stock under the Long-Term Incentive Plan. In connection with such grant, Mr. E. Crawford executed a restricted stock agreement, which provides, among other things, that the shares of restricted stock will vest three years from the date of grant. There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. E. Crawford and any person with respect to any securities of any Issuer, including but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. E. Crawford are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.
     Mr. E. Crawford was granted options to purchase Common Stock of the Issuer under the Long-Term Incentive Plan. Mr. E. Crawford currently holds options to purchase shares of Common Stock as follows:

CUSIP No.	700666100	Schedule 13D	Page	5	of	6
300,000 shares at $1.91 per share — expires November 30, 2011.
25,000 shares at $14.90 per share — expires May 15, 2015.

CUSIP No.	700666100	Schedule 13D	Page	6	of	6
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 9, 2006

By:	/s/ EDWARD F. CRAWFORD
Name: Edward F. Crawford